EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
Earnings:	2016	2015	2014	2013	2012
(Loss) income from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$(26,419)	$120,812	$34,590	$36,704	$8,894
Gain on sales of real estate, excluding discontinued operations	40,986	68,047	10,671	9,016	21
Fixed charges (from below)	89,584	96,867	99,243	99,676	111,825
Amortization of capitalized interest	2,715	2,591	2,374	1,977	1,798
Distributed income of equity investees	732	361	225	1,857	—
Subtract:
Capitalized interest (from below)	(5,723)	(7,151)	(6,065)	(8,785)	(13,903)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	(16)	—
Total earnings	$101,859	$281,511	$141,022	$140,429	$108,635

Fixed charges:
Interest expense on continuing operations	$83,163	$89,074	$92,393	$82,010	$86,401
Interest expense on discontinued operations	—	—	—	8,221	10,397
Capitalized interest (internal and external)	5,723	7,151	6,065	8,785	13,903
Amortization of debt issuance costs-capitalized	—	8	186	144	649
Interest included in rental expense	682	618	583	500	475
Preferred distributions of other consolidated entities	16	16	16	16	—
Total fixed charges	$89,584	$96,867	$99,243	$99,676	$111,825

Ratio of earnings to fixed charges	1.14	2.91	1.42	1.41	0.97

Deficiency					$3,190

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income from continuing operations before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.